

September 13, 2011

<u>Via E-mail</u>
Mr. Curt Stefan Carlsson
Chief Financial Officer
PT Indosat Tbk
Indosat Building
Jalan Medan Merdeka Barat No.21
Jakarta 10110—Indonesia

      RE: PT Indosat Tbk
                Form 20-F for Fiscal Year Ended December 31, 2010
                Filed May 18, 2011
                File No. 001-13330

Dear Mr. Carlsson:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15: Controls and Procedures, page 134

Disclosure Controls and Procedures, page 134

1. In your disclosure you state that management concluded that disclosure controls and procedures were "sufficient" as of December 31, 2010. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness, as opposed to the sufficiency, of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the

Mr. Curt Stefan Carlsson
PT Indosat Tbk
September 13, 2011
Page 2

period covered by the report, based on your evaluation of these controls and
procedures as required by paragraph (b) of Rule 13a-15 or Rule 15d-15.

Note 2. Summary of Significant Accounting Policies

g. Accounting Policy Change, page F-40

2. Please tell us in more detail how you concluded that it was appropriate to account for
your land rights leases as finance leases under IAS 17 and specifically addressing
paragraphs 7-13. Include in your response why it was appropriate to include the one
extension of 20 years in the total term of 50 years.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Dean
Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-
3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director